Octagon 88 Resources, Inc.
348-14th Street NW
Calgary, Alberta T2N 1Z7

March 15, 2011

By Fax and Electronic Filing

Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 7010
100 F Street, N.E.
Washington, D.C. 20549-7010

Attention:  Karl Hiller, Branch Chief
     Paul Monsour – Fax (703) 813-9682

Dear Sirs:

RE:         Octagon 88 Resources, Inc. (the “Company”)
Form 10-K for the Fiscal Year Ended June 30, 2010
Forms 10-Q for the Fiscal Quarters ended September 30 and December 31, 2010
Filed September 30, 2010
File No. 000-53560

Dear Sir:

In response to your letter of March 2, 2011, we provide the following written responses which are numbered to coincide with your letter:

Form 10-Q for the Fiscal Quarter Ended September 30, 2010

Controls and Procedures, page 4

Comment:

1.
We note your disclosures in the Form 10-Q, as well as in the Form 10-Q for the fiscal quarter ended December 31, 2010, indicating that based on your evaluations as of the end of the quarter covered by each report, you concluded that your disclosure controls and procedures (DCP) were effective.

Tell us how you reached these conclusions, given your conclusions in the Form 10-K for the fiscal year ended June 30, 2010 that both your DCP and internal controls over financial reporting (ICFR) were not effective due to material weaknesses and significant deficiencies identified, and your disclosures in these subsequent quarterly reports on Form 10-Q that there were no changes in your ICFR, including no corrections of these material weaknesses and significant deficiencies, that occurred during each quarter ended that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

Response:

Subsequent to issuing the Company’s annual report on Form 10-K for the fiscal year ended June 30, 2010, the Company’s  management reviewed both the system of internal controls with respect to our financial reporting (ICFR) and the effectiveness of the disclosure controls and procedures  (DCP) in place with respect to our financial reporting.  In conducting this review the Company’s management considered:

                (1)           the limited operations of the Company;
(2)           the limited financial transactions occurring on a monthly and quarterly basis;
(3)           the fact that all  financial transactions involve normal course payments to third party consultants involved in the sole function of meeting SEC reporting requirements; and,
(4)           the limited value of transactions.

Based on consideration of the above detailed facts, management determined that  the Company’s existing controls and procedures with respect to financial reporting and disclosure controls and procedures were in fact, effective.

Lack of an audit committee or independent board members does not constitute a material weakness under the standards of the PCAOB based on the Company`s  existing circumstances.  Further, as the Company retains external consultants to manage bookkeeping records including the issuance of payments approved by management and suitable period closing procedures and policies are in place, given the limited nature of our operations, we believe that any material misstatement would be detected upon management’s review.  In addition, given the limited scope of the Company’s operations, management believes our internal control over financial reporting would prevent or detect misstatements.

Upon completion of this review the Company’s Principal Executive Officer and Principal Financial Officer determined the existing ICFR and DCP were effective, with no material deficiencies, and amended the language in our Controls and Procedures Disclosures on our Form 10-Q for the three month period ended September 30, 2010.

We do note however, that a discussion of the review conducted by management was not included in the aforementioned report.

Please advise if you wish us to amend our disclosures in our Form 10-Q for the period ended September 30, 2010 to provide the details of our review and subsequent determination.

The Company acknowledges that:

-	We are responsible for the adequacy and accuracy of the disclosure in our filings;
-	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and,
-	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company believes that it has responded to all of the Staff’s comments.  If you have any questions or require additional information, please contact the undersigned.  We await your advice in regard to the restatement of our Form 10-Q.

Yours truly,

/s/ Jacqueline Danforth
Jacqueline Danforth
Chief Financial Officer

cc:           Donald Hryhor
file